Exhibit 99.1

WNS Announces addition of Françoise Gri to Board of Directors

NEW YORK and MUMBAI, May 7, 2015 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced the appointment of Françoise Gri to the company’s Board of Directors effective May 6, 2015. A final determination on the committee(s) of the Board of Directors to which Francoise Gri is expected to be named, if any, has not been made.

Françoise brings over 30 years of international business experience to WNS, most recently as CEO of Pierre & Vacances-Center Parcs Group, the European leader in local tourism.

Before joining Pierre & Vacances in 2013, Françoise was Executive Vice President for France, and then for all of Southern Europe, at Manpower, Inc., a world leader in workforce solutions who she joined in 2007. Previously, Françoise spent 26 years at IBM in a variety of roles, including the last 6 years as President and Country GM for IBM France.

Françoise has been on Fortune’s global list of the “50 Most Powerful Women in Business” since 2007, and is a member of the Board of Directors at Credit Agricole and Edenred. She has also received the honor of Chevalier de la légion d’honneur et de l’ordre du mérite.

“Françoise brings tremendous experience and leadership with technology and service focused companies, and we are excited to welcome her to the WNS Board of Directors,” said Adrian T. Dillon, Chairman of the Board. “We believe her proven track record in helping global organizations drive digital transformation will be a great asset to WNS.”

Jeremy Young, a member of the WNS Board since 2004, has chosen not to stand for re-election at the company’s ensuing Annual General Meeting, and as a result the term of his directorship will expire at that time. “On behalf of the Board, I would like to thank Jeremy for his many contributions to WNS over the past 11 years. He has been instrumental in helping guide the company from a privately held spin-off to a publicly traded leader in the BPM space,” said Chairman Adrian Dillon.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2015, WNS had 28,890 professionals across 37 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com